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News Release	No. 17-340
April 17, 2017

Platinum Group Metals Reports Second Quarter 2017 Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s operating and financial results for the three and six months ended February 28, 2017 and provides an operational update and outlook. For details of the condensed consolidated interim financial statements for the three and six months ended February 28, 2017 (the “Financial Statements”) and Management’s Discussion and Analysis for the period ended February 28, 2017, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States Dollars unless otherwise specified. Many of the operating results and forecasts detailed below were reported in an earlier news release by the Company dated April 4, 2017.

Operations at Maseve Mine

Anglo American Platinum Limited reported on April 12, 2017 that the Maseve Mine had delivered 2,598 ounces of platinum, palladium, rhodium and gold (“4E”) in concentrate during March 2017. Production in March 2017 was the best level achieved since completion of commissioning in 2016 and shows a positive trend. Further improvement in the ramp-up rate is required. The results for March demonstrate improved stoping and tramming as well as the positive effects of Block 11 production coming online. Scheduled conveyor and silo completions are on track for completion at the end of April and are expected to facilitate and continue improved performance.

Mining and Milling Overview

Improvements in stoping tonnes versus development during production ramp-up from Block 11 are in progress at the date hereof. Production levels in December, January and into February 2017 were hampered by the process of changing the primary underground mining contractor, senior management changes, equipment operator performance and slowly improving equipment availability. Production during February 2017 was also hampered by an extraordinary rain event over a period of days around February 20, 2017, which caused regional surface flooding and some underground flooding at the Maseve Mine, resulting in several lost mining and milling days. Production in March was improved, but was below target and did not offset the lower January and February results.

A summary of monthly production for the second fiscal quarter plus the month of March 2017 follows:

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Month	Dry Tonnes Milled	Average Grade gms/tonne	Recovery %	4E Ounces in Concentrate
December, 2016	39,297	1.51	79.2	1,509
January, 2017	34,661	1.53	79.2	1,351
February, 2017	29,146	1.59	80.3	1,193
March, 2017(1)	51,663	1.88	83.3	2,598(2)

(1) Approximately 7,825 dry tonnes of ore mined in February 2017 were milled in March 2017.
(2) Final 4E ounce numbers are based on assay reports from Anglo American Platinum Limited received on April 12, 2017.

Several important operational advancements were completed during the last few months:

•

Significant advancement into Block 11 in preparation for increased mining from this important mining block was achieved. Double decline roadway access to Block 11 was competed at the end of December 2016. Five development ends and 17 mining faces or “bords” are now active in Block 11, representing an increase of nine mining faces since December 2016. The work focus in Block 11 has changed from predominantly development to mechanized bord and pillar mining.

•

As of the date hereof the 1 km long conveyor under construction towards Block 11 is more than 60% complete and is on track for completion at the end of April. During January 2017, Redpath Mining South Africa (Pty) Limited (“Redpath”) entered a letter of intent whereby they would install, operate and maintain the 1.0 km conveyor, linking into underground silos and the existing 1.4 km conveyor to surface and 1.7 km conveyor into the mill. Cost for the conveyor installation to be borne by Redpath was estimated at Rand 25.0 million (approximately $1.8 million), which Redpath plans to recoup by way of a per tonne charge.

•

During the second fiscal quarter ended February 28, 2017 a monthly cost reduction program was undertaken through a process of rationalizing and consolidating underperforming and redundant contractors at the Maseve Mine. This process was undertaken cooperatively with the involvement of affected contractors, the National Union of Mineworkers, and on occasion, the Department of Minerals Resources. Many mining services previously provided by several contractors are now consolidated under the management of Redpath. As the changeover process is completed, the Company expects to achieve improved production and cost efficiencies because of these changes.

Block 11

The contribution of mined tonnage from Block 11 is a critical factor to achieving positive cash flow at the Maseve Mine. Block 11 is a large, well-drilled and stable mining block estimated to host 545,000 4E Merensky Reef ounces (3,066,512 tonnes at 5.53 gpt 4E Indicated). This block is modelled as flat dipping at an average of nine degrees, with an average seam thickness of 157 cm (as published in the technical report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated August 28, 2015, with an effective date of July 15, 2015). The flat dip and good quality of the Block 11 reef has been confirmed with over 150 meters of strike length exposed in underground development.

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During 2017, Block 11 is scheduled to build up to 70-80% of mined ore flow. At full production Block 11 is expected to provide up to 76,000 tonnes a month of mined ore flow. Historical monthly mined tonnes for Block 11 are recorded in the table below:

Month	Block 11 Mined Tonnes	Total Mined Tonnes	Percentage
December, 2016	8,388	27,559	30.4%
January, 2017	16,614	28,733	57.8%
February, 2017	20,759	43,742	47.5%
March, 2017	29,690	49,610	59.8%

Mine plans have been updated for current underground development positions and stoping tonnes from Block 11 are expected to increase in the months ahead. Management has focussed on equipment maintenance and machine availability is planned to increase in order to achieve increased stope tonnes. The completion of an underground conveyor towards Block 11 by Redpath is also expected to reduce trucking fleet requirements, thereby reducing maintenance requirements and improving machine availability. The resulting improvement in tramming efficiency should allow for faster cleaning of stope faces and facilitate ramp-up.

Results For The Six Months Ended February 28, 2017

During the six-months ended February 28, 2017, the Company incurred a net loss of $58.7 million (six months ended February 29, 2016 – net loss of $2.5 million). During the period the Company recorded a $55.2 million impairment of the Maseve Mine, which was taken primarily to offset capitalized costs applied to Maseve since the prior fiscal year end. The Company thereby maintains approximately the same Rand book value for Maseve as recorded at August 31, 2016. A stock compensation expense of $1.1 million was also recognized in the current period (February 29, 2016 – $0.09 million). General and administrative costs dropped from $3.0 million in the previous comparable period to $2.6 million in the current period, principally from cost cutting measures. The currency translation adjustment recognized in the period is a gain of $52 million (February 29, 2016 - $79 million loss) due to an 11% increase in value of the Rand against the US Dollar in the current period as compared to a 20% decrease in the value of the Rand in the comparable period.

Accounts receivable at February 28, 2017 totalled $5.3 million while accounts payable and accrued liabilities amounted to $15.2 million. Accounts receivable were principally comprised of amounts receivable on sale of concentrate, value added taxes repayable to the Company in South Africa, amounts receivable from partners and tax and other receivables. Accounts payable and other current liabilities included contract development and mining fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

During the six-month period ended February 28, 2017 the Company incurred and capitalized approximately $61 million (February 29, 2016 - $58 million) in development, construction, equipment and other costs for the Maseve Mine. Initial proceeds from concentrate sales before commercial production are treated as a reduction in project capital cost with $6.9 million being recognized to development costs in the period ended February 28, 2017. As at February 28, 2017, post impairment, the Company carried total deferred acquisition, development, construction, equipment and other costs related to the Maseve Mine of $525 million.

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During the period ended February 28, 2017, approximately $2.65 million was spent at the Waterberg Project for engineering and exploration activities. This work was fully funded by the Company’s joint venture partner the Japan Oil, Gas and Metals National Corporation. At period end, $22.8 million in net costs had been capitalized to the Waterberg Project.

For more information on mineral properties, see Notes 4 and 5 of the Financial Statements.

Loan Facilities Amended

To accommodate the Company for delayed production ramp-up at the Maseve Mine, Sprott Resource Lending Partnership (“Sprott”) and Liberty Metals & Mining Holdings, LLC (“LMM”) have agreed to provide the following waiver and amendments to their existing loan facilities to the Company:

•

a two-month extension to the requirement whereby Maseve must reach and maintain a three-month rolling average of at least 60% of planned production for a three-month period (the three-month period will now commence in April 2017);

•	a two-month extension to the requirement whereby Maseve must reach and maintain a three-month rolling average of at least 70% of planned production for a three-month period, until June 30, 2017;

•	to waive until May 31, 2017 the covenant to maintain at all times working capital and unrestricted cash or cash equivalents in excess of $5.0 million; and

•

to postpone from March 31, 2017 to June 30, 2017 the commencement of the requirement to pay the Sprott lenders 50% of the proceeds of equity and debt financings (excluding intercompany financings) of the Company or its subsidiaries having a value exceeding $1.0 million in the aggregate, in partial repayment of the Sprott facility.

Sprott and LMM will not be paid a fee in consideration of the above amendments. Instead the Company will repay $2.5 million from any equity or debt financing (excluding intercompany financings) that close after April 13, 2017, such amount otherwise being due to the Sprott lenders in six equal monthly repayments from July to December 2017.

Outlook

The Company’s key business objectives for fiscal 2017 will be to safely improve operational efficiency and advance underground development and production ramp-up at the Maseve Mine with the objective of achieving positive cash flow as soon as possible and to advance the Waterberg Project through feasibility and into preparations for a mining right application.

At the date hereof the Company is working closely with Redpath to improve contractor and labour performance, increase stope mining, reduce contractor redundancy, improve efficiencies and reduce costs. Underground sampling at the Maseve Mine has demonstrated good grade thickness confirmation to block model estimates and the plant has delivered good mill recovery to design specifications. At present, good progress is being made developing Block 11 and mined tonnage is beginning to come on line.

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Delays in underground development, stoping rates and planned tonnages have resulted in ounce production delays. Such delays have had, and will continue to have, a negative impact on working capital requirements until sufficient mined stoped material is produced to allow mine operations to generate positive cash flow.

As a result of the production performance for the first calendar quarter, estimated calendar 2017 annual production guidance, based on the current mine plan, is adjusted from 100,000 ounces 4E to 85,000 ounces 4E.

The Company is currently working with BMO Capital Markets and Macquarie Capital to review and assess corporate and asset level strategic alternatives.

At February 28, 2017, the Company held $25.0 million in cash. In order to achieve positive cash flow and to maintain its working capital covenants in 2017 under existing loan facilities, the Company estimates that it will need to source $10 million to $15 million of additional funding by way of refinancing its existing debt, the issuance of new debt, private or public offerings of equity or the sale of project or property interests.

Ongoing advancement of the Waterberg Project towards a Definitive Feasibility Study in 2017 will be funded by the commitment of JOGMEC for a further $5.3 million.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights and large scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production and on expanding reserves.

Platinum Group has delineated new low cost, near surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large scale, shallow low cost platinum, palladium and gold deposit. Waterberg is one of the only large scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

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For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding anticipated or potential developments at the Maseve Mine including development and construction activities, conveyor details, improved stoping and tramming, access to Block 11, mine plans, production trends, estimates and assumptions, cost estimates, contractor and labour developments, and production and cost efficiencies; future cash flow and the effects of developments on cash flow; financing requirements and the adequacy of capital; corporate and asset level strategic alternatives; the potential for expanding reserves; the potential economics of the Waterberg Project, if developed; ramp-up and potential achievement of commercial production at the Maseve Mine; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labour disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. The Company does not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.